Exhibit 21:

Subsidiaries of the Registrant

Hudson Technologies Company incorporated in the State of Tennessee

Hudson Holdings, Inc. incorporated in the State of Nevada

ASPEN Refrigerants, Inc. incorporated in the State of Delaware

Safety Hi-Tech USA, LLC, a Delaware limited liability company, of which Hudson Holdings, Inc. owns 50% of the equity

Glacier International, Inc. incorporated in the State of New York

Glacier Trading Corp., incorporated in the State of New York

HFC International, Inc., incorporated in the State of New York

HFC Traders, Inc., incorporated in the State of New York

RGIT Trading Corp., incorporated in the State of New York

RCTI Corp., incorporated in the State of New York

RCTI Trading, Inc., incorporated in the State of New York

RGIT, Inc.,incorporated in the State of New York

RGT Enterprises, Inc., incorporated in the State of New York

RCT International, Inc., incorporated in the State of New York

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